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                              July 22, 2022

       Laurel Sayer
       President, Chief Executive Officer and Director
       Perpetua Resources Corp.
       405 S. 8th Street, Ste 201
       Boise, Idaho 83702

                                                        Re: Perpetua Resources
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed July 8, 2022
                                                            File No. 333-266071

       Dear Ms. Sayer:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Description of Debt Securities
       No Personal Liability, page 26

   1. We note that Section 1409 of your form of indenture filed as Exhibit 4.2 provides for the waiver and release of
liability by each holder of debt securities and states that the waiver may not be effective to
waive liabilities under United States federal securities laws. We also note your related
disclosure on page 20. Please tell us whether the waiver and release apply to claims under
the U.S. federal securities laws. We may have additional
                                                        comments.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Laurel Sayer
Perpetua Resources Corp.
July 22, 2022
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.



                                                           Sincerely,
FirstName LastNameLaurel Sayer
                                                           Division of
Corporation Finance
Comapany NamePerpetua Resources Corp.
                                                           Office of Energy &
Transportation
July 22, 2022 Page 2
cc:       Scott Rubinsky, Esq.
FirstName LastName